SCOTTRADE, INC.

BALANCE SHEET
AS OF SEPTEMBER 30, 2016
(Dollars in thousands)

ASSETS:

Cash and cash equivalents	$ 167,860
Cash and securities segregated under federal and other regulations	3,642,943
Deposits with clearing organizations	67,448
Receivables from brokers and dealers and clearing organizations	125,042
Receivables from customers — net of allowance for doubtful accounts of $1,845	2,456,430
Accrued interest receivable	987
Property and capitalized software, at cost, net of accumulated depreciation and amortization of $191,661	138,739
Other assets	39,896
TOTAL	**$6,639,345**

LIABILITIES:

Payables to brokers and dealers and clearing organizations	$ 287,610
Payables to customers	5,694,873
Note payable	10,202
Dividends and interest payable to customers	4,027
Other liabilities	116,835
Total liabilities	6,113,547

STOCKHOLDER'S EQUITY:

Common stock — no par value:	
Class A, voting — authorized, 750 shares; issued, 166 shares; outstanding, 10 shares	373
Class B, non-voting — authorized, 7,500,000 shares; issued, 1,563,505 shares; outstanding, 0 shares	-
Retained earnings	584,928
Treasury stock — at cost:	
Class A — 156 shares	(6)
Class B — 1,563,505 shares	(59,497)
Total stockholder's equity	525,798
TOTAL	**$6,639,345**

See notes to balance sheet.